Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FGL Holdings:

We consent to the use of our reports dated November 16, 2017, with respect to the consolidated balance sheets of Fidelity & Guaranty Life and subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2017, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of September 30, 2017, incorporated herein by reference.

/s/ KPMG LLP

Des Moines, Iowa

February 16, 2018